UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 20)*

Cache, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

127150-30-8
(CUSIP Number)

Andrew M. Saul, c/o Cache, Inc., 1440 Broadway, New York, N.Y. 10018 Telephone (212) 575-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose off Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150-30-8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew M. Saul
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	425,630
	8. Shared Voting Power	1,287,629
	9. Sole Dispositive Power	425,630
	10. Shared Dispositive Power	1,287,629
11. Aggregate Amount Beneficially Owned by Each Reporting Person		1,713,259
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
	13. Percent of Class Represented by Amount in Row (9)	3.20%
	14. Type of Reporting Person (See Instructions)	IN

CUSIP No. 127150-30-8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Estate of Joseph E. Saul
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	702,460
	8. Shared Voting Power	1,010,799
	9. Sole Dispositive Power	702,460
	10. Shared Dispositive Power	1,010,799
11. Aggregate Amount Beneficially Owned by Each Reporting Person		1,713,259
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
	13. Percent of Class Represented by Amount in Row (9)	5.27%
	14. Type of Reporting Person (See Instructions)	OO

CUSIP No. 127150-30-8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Norma G. Saul
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	331,600
	8. Shared Voting Power	1,381,659
	9. Sole Dispositive Power	331,600
	10. Shared Dispositive Power	1,381,659
11. Aggregate Amount Beneficially Owned by Each Reporting Person		1,713,259
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
	13. Percent of Class Represented by Amount in Row (9)	2.49%
	14. Type of Reporting Person (See Instructions)	IN

CUSIP No. 127150-30-8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jane Saul Berkey
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	128,569
	8. Shared Voting Power	1,584,690
	9. Sole Dispositive Power	128,569
	10. Shared Dispositive Power	1,584,690
11. Aggregate Amount Beneficially Owned by Each Reporting Person		1,713,259
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
	13. Percent of Class Represented by Amount in Row (9)	0.97%
	14. Type of Reporting Person (See Instructions)	IN

CUSIP No. 127150-30-8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Saul Partners, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	1,713,259
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,713,259
11. Aggregate Amount Beneficially Owned by Each Reporting Person		1,713,259
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
	13. Percent of Class Represented by Amount in Row (9)	0.00%
	14. Type of Reporting Person (See Instructions)	PN

This statement constitutes Amendment No. 20 to the Schedule 13D dated December 11, 1986, as amended (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul, the Estate of Joseph E. Saul, Norma G. Saul, Jane Saul Berkey and Saul Partners, LP (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in Schedule 13D.

The Group Members are making this single, joint filing because they may be deemed to constitute a "group" (the "Group") within the meaning of Section 13(d)(3) of the Act. The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is referenced as Exhibit 1 hereto.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 2.    Identity and Background

Item 2 is hereby amended and restated as follows:

(a)       This statement on Schedule 13D/A is filed on behalf of the following persons (each a "Reporting Person"):

(i)        Andrew M. Saul with respect to the shares of Common Stock owned directly by him and with respect to the shares of Common Stock owned indirectly by him as a result of his membership in the Group;

(ii)       the Estate of Joseph E. Saul with respect to the shares of Common Stock owned directly by it and with respect to the shares of Common Stock owned indirectly by it as a result of its membership in the Group;

(iii)      Norma G. Saul with respect to the shares of Common Stock owned directly by her and with respect to the shares of Common Stock owned indirectly by her as a result of her membership in the Group;

(iv)      Jane Saul Berkey with respect to the shares of Common Stock owned directly by her and with respect to the shares of Common Stock owned indirectly by her as a result of her membership in the Group; and

(v)       Saul Partners, LP with respect to the shares of Common Stock directly owned by Saul Partners, LP and with respect to the shares of Common Stock owned indirectly by it as a result of its membership in the Group.

(b)       The address of the principal office of the Reporting Persons is 9 West 57th St., Suite 3405, New York, NY 10019.

(c)       The principal business of Saul Partners is serving as a private investment limited partnership.

(d)       None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        Saul Partners, LP is a limited partnership organized under the laws of the State of Delaware. Mr. Andrew Saul, Ms. Norma G. Saul, and Mrs. Jane Saul Berkey are United States citizens and the Estate of Joseph E. Saul falls under the jurisdiction of the United States.

Item 5.    Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 13,319,358 shares outstanding as of February 7, 2008, as indicated by the Company.

As of the close of business on February 8, 2008:

Andrew M. Saul may be deemed to own beneficially 1,713,259 shares, representing 425,630 shares directly held by Andrew Saul, 702,460 shares directly held by the Estate of Joseph E. Saul, Andrew Saul's father, 331,600 shares directly held by Norma Saul, Andrew Saul's mother, 128,569 shares directly held by Jane Saul Berkey, Andrew Saul's sister and 125,000 shares directly held by Saul Partners, LP, of which Andrew M. Saul is the Managing Partner. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

The Estate of Joseph E. Saul may be deemed to beneficially own 1,713,259 shares representing 702,460 shares directly held by the Estate of Joseph E. Saul, 425,630 shares directly held by Andrew Saul, Joseph E. Saul's son, 331,600 shares directly held by Norma Saul, Joseph E. Saul's wife, and 128,569 shares directly held by Jane Saul Berkey, Joseph E. Saul's daughter, and 125,000 shares directly held by Saul Partners, LP, of which the Estate is a partner. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

Norma Saul may be deemed to beneficially own 1,713,259 shares, representing 331,600 shares directly held by Norma Saul, 425,630 shares directly held by Andrew Saul, Norma Saul's son, 702,460 shares directly held by the Estate of Joseph E. Saul, Norma Saul's husband, 128,569 shares directly held by Jane Saul Berkey, Norma Saul's daughter and 125,000 shares directly held by Saul Partners, LP of which Norma Saul is a Partner. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

Jane Saul Berkey may be deemed to beneficially own 1,713,259 shares representing 128,569 shares directly held by Jane Saul Berkey, 331,600 shares directly held by Norma Saul, Jane Saul Berkey's mother, 702,460 shares controlled by the Estate of Joseph E. Saul, Jane Saul Berkey's father, 425,630 shares directly held by Andrew Saul, Jane Saul Berkey's brother and 125,000 shares directly held by Saul Partners, LP of which Jane Saul Berkey is a Partner. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

Saul Partners, LP may be deemed to beneficially own 1,713,259 shares representing 125,000 shares directly held by Saul Partners, LP, 425,630 shares directly held by Andrew Saul, Managing Partner of Saul Partners, LP, 702,460 shares directly held by the Estate of Joseph E. Saul, Limited Partner of Saul Partners, LP, 331,600 shares directly held by Norma Saul, Limited Partner of Saul Partners, LP, and 128,569 shares directly held by Jane Saul Berkey, Limited Partner of Saul Partners, LP. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

The Group Members as a whole may be deemed to own beneficially 1,713,259 shares of Common Stock, constituting approximately 12.86% of the shares outstanding.

Item 7.    Material to be Filed as Exhibits

Exhibit 1 --     Joint Filing Agreement dated February 8, 2008 between Andrew M. Saul, the Estate of Joseph E. Saul, Norma G. Saul, Jane Saul Berkey and Saul Partners, LP.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008

/s/ Andrew M. Saul	/s/ Andrew M. Saul
Andrew M. Saul	The Estate of Joseph E. Saul by Andrew M. Saul as Attorney in Fact

/s/ Andrew M. Saul	/s/ Andrew M. Saul
Norma G. Saul by Andrew M. Saul as Attorney in Fact	Saul Partners, LP by Andrew M. Saul as Managing Partner
/s/ Jane Saul Berkey
Jane Saul Berkey

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Cache Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 8, 2008

/s/ Andrew M. Saul	/s/ Andrew M. Saul
Andrew M. Saul	The Estate of Joseph E. Saul by Andrew M. Saul as Attorney in Fact
/s/ Andrew M. Saul	/s/ Andrew M. Saul
Norma G. Saul by Andrew M. Saul as Attorney in Fact	Saul Partners, LP by Andrew M. Saul as Managing Partner
/s/ Jane Saul Berkey
Jane Saul Berkey